Morningstar Credit Ratings, LLC

FORM NRSRO

EXHIBIT 4

July 2019

MORNINGSTAR®

Organizational Structure

Morningstar Credit Ratings, LLC

July 2019

Exhibit 4A - Organization of Morningstar Credit Ratings, LLC Parent Company and Material Affiliates


Morningstar, Inc. (US)
Morningstar Credit Ratings, LLC (US)*
Morningstar Ratings Holding Corp. (US)
Ratings Acquisition Corp. (Cayman)
AAA UK Holding Co. Limited (UK)
AAA UK Acquisition Co. Limited (UK)
DBRS, Inc. (US)*
DBRS Limited (Canada)
DBRS Ratings Limited (UK)
DBRS Ratings GmbH (Germany)
DBRS Ratings GmbH (Madrid Branch Office)

* Morningstar Credit Ratings, LLC and DBRS, Inc. are separately registered with the Securities and Exchange Commission as Nationally Recognized Statistical Rating Organizations. DBRS Limited, DBRS Ratings Limited and DBRS Ratings GmbH are credit ratings affiliates of DBRS, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (MCR)


President
Head of Technology
Chief Operating Officer
Managing Director
Head of Sales and
Business Development
Managing Director
Head of Product Management
Director
Mumbai
Managing Director
Corporates and Financial Institutions
Managing Director
Asset-Backed Securities
Managing Director
Residential Mortgage
Backed Securities
Senior Vice President
Surveillance
Managing Director
Commercial Mortgage
Backed Securities
Senior Vice President
Credit Risk Services
Chief Credit Officer
Chief Quality Officer

Exhibit 4B – Morningstar, Inc. Senior Personnel Supporting Morningstar Credit Ratings, LLC


Compliance/Legal
General Counsel
Global Chief Compliance Officer
Designated Compliance Officer MCR
Accounting / Finance
Director of Financial Planning & Analysis
Financial Planning & Analysis Manager
Quantitative Research
Head of Quantitative Research
Director Quantitative Research
Talent & Culture
Head of Talent Acquisition & Management
Business Partner

Exhibit 4C - Subsidiaries of Morningstar, Inc.

The information below is presented as of July 2, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Pages 1 of 2

Subsidiary	Jurisdiction of Formation
Corporate Fundamentals, Inc.	Delaware
DBRS, Inc. (1)	Delaware
Morningstar Global LLC	Delaware
Morningstar Investment Management LLC	Delaware
Morningstar Investment Services LLC (2)	Delaware
Morningstar Ratings Holding Corp.	Delaware
Morningstar Research Services LLC	Delaware
Pitchbook Data, Inc.	Delaware
Morningstar Commodity Data, Inc.	Illinois
Morningstar Credit Ratings, LLC	Pennsylvania
Ibbotson Pty Limited (3)	Australia
Morningstar Investment Management Australia Limited (4)	Australia
Morningstar Australasia Pty Limited (5)	Australia
Morningstar Direct Investments (6)	Australia
Morningstar Group Australia Pty Limited (7)	Australia
Morningstar Brazil Financial Information Ltda. (7)	Brazil
DBRS Limited (1)	Canada
Morningstar Associates, Inc. (8)	Canada
Morningstar Canada Group, Inc. (7)	Canada
Morningstar Research, Inc. (8)	Canada
Fund Votes Research Ltd. (9)	Canada
Ratings Acquisition Corp (10)	Cayman Islands
Servicios Morningstar Chile Ltd. (7)	Chile
Morningstar (Shenzhen) Ltd. 11)	China
Morningstar Danmark A/S (12)	Denmark
Morningstar Danmark Holding Aps (7)	Denmark
Morningstar France Holding SAS (7)	France
Morningstar France Fund Information SARL (13)	France
Morningstar Investment Consulting France SAS (13)	France
DBRS Ratings GmgH (1)	Germany
Morningstar Deutschland GmbH (7)	Germany
Morningstar Asia, Ltd. (7)	Hong Kong
Morningstar Investment Management Asia Limited (2)	Hong Kong

Subsidiary	Jurisdiction of Formation
Morningstar India Private Limited (14)	India
Morningstar Investment Adviser India Private Limited (2)	India
Morningstar Italy, S.R.L. (7)	Italy
Ibbotson Associates Japan K.K. (2)	Japan
Morningstar Korea, Ltd.	Korea
Morningstar Luxembourg SARL (7)	Luxembourg
Investigaciones MS Mexico, S. de R.L. de C.V. (7)	Mexico
Servicios MStar Global, S. de R.L. de C.V. (7)	Mexico
Morningstar Europe, B.V. (15)	The Netherlands
Morningstar Holland, B.V. (16)	The Netherlands
MStar Holdings C.V.	The Netherlands
Morningstar Research Limited (5)	New Zealand
Morningstar Norge AS (7)	Norway
Morningstar Investment Adviser Singapore Pte Limited (11)	Singapore
Morningstar Research Pte Limited (11)	Singapore
Morningstar Research (Proprietary) Limited (7)	South Africa
Morningstar Investment Management South Africa (Pty) Limited (2)	South Africa
Morningstar Europe Services, S.L. (7)	Spain
Morningstar Network, S.L. (7)	Spain
Morningstar HoldCo AB (7)	Sweden
Morningstar Sweden AB (17)	Sweden
Morningstar Switzerland GmbH (7)	Switzerland
Morningstar Research Thailand Limited	Thailand
Morningstar (Dubai) Ltd. (7)	United Arab Emirates
AAA UK Holding Co. Limited (18)	United Kingdom
AAA UK Acquisition Co. Limited (19)	United Kingdom
DBRS Ratings Limited (1)	United Kingdom
Morningstar Investment Management Europe Limited (2)	United Kingdom
Morningstar Europe, Ltd. (7)	United Kingdom
Morningstar U.K., Ltd. (7)	United Kingdom
Morningstar Real-Time Data Limited (20)	United Kingdom
Pitchbook Data Limited (21)	United Kingdom

Exhibit 4C - Subsidiaries of Morningstar, Inc.

MORNINGSTAR®

The information below is presented as of July 2, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

(1) AAA UK Acquisition Co. Limited owns 100%.

(2) Morningstar Investment Management LLC owns 100%.

(3) Morningstar Australasia Pty Limited owns 100%.

(4) Ibbotson Pty Limited owns 100%.

(5) Morningstar Direct Investments owns 100%.

(6) Morningstar Group Australia owns 100%.

(7) Morningstar Holland B.V. owns 100%.

(8) Morningstar Canada Group, Inc. owns 100%.

(9) Morningstar Research, Inc. owns 100%.

(10) Morningstar Ratings Holding Corp. owns 100%.

(11) Morningstar Asia, Ltd. owns 100%.

(12) Morningstar Danmark Holdings Aps owns 100%.

(13) Morningstar France Holding SAS owns 100%.

(14) Corporate Fundamentals, Inc. owns 100%.

(15) MStar Holdings C.V. owns 100%.

(16) Morningstar Europe, B.V. owns 100%.

(17) Morningstar HoldCo AB owns 100%.

(18) Ratings Acquisition Corp owns 100%.

(19) AAA UK Holding Co. Limited owns 100%.

(20) Morningstar U.K., Ltd. owns 100%.

(21) Pitchbook Data, Inc. owns 100%.